Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Northgate Minerals Corporation (“Northgate”)
110 Yonge Street
Suite 1601
Toronto, ON  M5C 1T4
Canada

Item 2	Date of Material Change

August 2, 2011

Item 3	News Release

Northgate issued a news release through CNW Group on August 2, 2011 announcing the results of a Preliminary Assessment Report for the Kemess Underground Project, described below.

Item 4	Summary of Material Change

On August 2, 2011 Northgate announced positive results from the NI 43-101 Preliminary Assessment Report for its 100% owned Kemess Underground Project located in north-central British Columbia, approximately five kilometres from the Kemess South mine. The results from the Preliminary Assessment Report outline the development of an underground block/panel cave operation with average annual production of 95,000 ounces of gold at a below-industry cost of $115 per ounce over a mine-life of approximately 12 years.

Item 5	Full Description of Material Change

The material change is fully described in the news release attached hereto.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

Item 8	Executive Officer

For further information please contact Matthew J. Howorth, Vice President, General Counsel and Corporate Secretary, at (416) 363-1701.

Item 9	Date of Report

August 12, 2011

Northgate Minerals Announces Positive Preliminary Assessment

for its Kemess Underground Project

Production of 1.1 million Ounces of Gold and 490 Million Pounds of Copper at a Net Cash Cost of $115 per ounce

VANCOUVER, August 2, 2011 - (All figures in US dollars except where noted) Northgate Minerals Corporation (TSX: NGX, NYSE-Amex: NXG) is pleased to announce positive results from the NI 43-101 Preliminary Assessment Report (the “Preliminary Assessment”) for its 100% owned Kemess Underground Project located in north-central British Columbia, approximately five kilometres (“km”) from the Kemess South mine. The results from the Preliminary Assessment outline the development of an underground block/panel cave operation with average annual production of 95,000 ounces of gold at a below-industry cash cost of $115 per ounce over a mine-life of approximately 12 years.

Highlights of the Preliminary Assessment

Highlights of the Preliminary Assessment, which employs base case commodity price assumptions of $1,100 per ounce for gold, $2.80 per pound for copper and $20 per ounce for silver and an exchange rate of US$/Cdn$1.00, are as follows:

•	Average annual production of 95,000 ounces of gold at a net cash cost of $115 per ounce.

•	Average annual copper production of 41.4 million pounds.

•	A total of 1.1 million recovered ounces of gold and 490 million pounds of copper over an approximate

12-year mine-life.

•	Pre-production capital cost of $437 million.

•	Sustaining capital costs of $286 million during the life of the mine.

•	Pre-tax operating cash flow of $1.1 billion.

•	Pre-tax net present value (“NPV”) of $115 million based on a 5% discount rate.

•	Pre-tax internal rate of return (“IRR”) of approximately 10% with a 6-year payback on the initial capital cost from the start of production.

•
The project has significant leverage to higher metal prices.  At $1,500 per ounce gold and $4.00 per pound copper, Kemess Underground is expected to generate pre-tax operating cash flow of $2.1 billion, pre-tax NPV 5% of $755 million and a pre-tax IRR of 27%.

•
The envisaged Kemess Underground block cave operation would leverage the existing infrastructure and mill facilities at the Kemess South mine, including a permitted area for tailings storage in the Kemess South open pit.

In addition, analysis of the geotechnical data compiled during the 2010 drill season and from previous drilling campaigns indicates that:

•
The orebody is well suited to block caving; the rock mass is projected to cave at a hydraulic radius of 39 metres (“m”), which is significantly less than the hydraulic radius of the planned undercut footprint of 89 m1.

•	The cave fragmentation although initially coarse will become finer as the cave matures, enabling efficient mining operations.

1	Hydraulic radius (m) = area/perimeter, which is a common measure to allow assessment of the ability of a rock mass to cave, affected by the particular rock mass characteristics”.

The pre and after-tax operating cash flow, NPV and IRR for the Kemess Underground Project, using a variety of gold and copper prices, are shown below.

Table 1:  Project Economics Estimate

Gold Price (US$/oz)	Copper Price (US$/lb)	Operating Cash Flow (US$M)		NPV 5% Discount (US$M)		IRR (%)		Payback (years)
		Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
1,100	2.80	1,075	975	115	60	9.6	7.6	6.1
1,300	3.50	1,650	1,330	470	285	20.5	16.3	3.7
1,500	4.00	2,115	1,620	755	470	27.5	22.1	2.9
1,700	4.50	2,580	1,915	1,045	655	33.5	27.2	2.5

* Base case in bold.

“The Kemess Underground Project represents significant development opportunity for Northgate, with a 12-year mine-life that would add to our growing production profile and reduce Northgate’s average net cash cost of production” stated Ritch Hall, Northgate’s President and CEO. “The Preliminary Assessment confirms the technical feasibility of a block caving operation at Kemess Underground. In today’s metal price environment, it is an extremely robust project with the ability to generate over $2 billion in operating cash flow and pay back its capital in less than three years. Our next step will be to complete a Feasibility Study on the project over the next year.”

Report Overview

The Preliminary Assessment was prepared by AMC Mining Consultants (Canada) Ltd (“AMC”) and will be filed on the SEDAR website at www.sedar.com within the next 45 days and will also be available on Northgate’s website at www.northgateminerals.com. The economic analysis of the Kemess Underground Project contained in the Preliminary Assessment is based on a resource estimate at December 31, 2010 released by Northgate on February 15, 2011.

Kemess Underground Resource Base

The Preliminary Assessment is based on Indicated Mineral Resources for the Kemess Underground deposit at December 31, 2010 estimated using a Cdn$15 per tonne net smelter return (“NSR”) cut-off for vertical columns of blocks. The Kemess Underground resource consists of 136.5 million tonnes (“Mt”) of Indicated Resources containing 2.6 million ounces of gold at an average grade of 0.56 grams per tonne (“g/t”) and 860.6 million pounds of copper at an average grade of 0.29%. There is also an Inferred Resource of 6.0 Mt.  Table 1 shows resource estimates for NSR cut-offs of Cdn$15 and Cdn$13 per tonne and for the “All blocks” area, which has boundaries that are 60 m outside the Cdn$13 per tonne NSR cut-off along the western margin and 30 m outside the Cdn$13 per tonne NSR cut-off elsewhere.

Table 2:                      2011 Kemess Underground Resources (using $1,100/oz gold, $2.80/lb copper and $20/oz silver)
Indicated
Cut-Off	Tonnes	Au	Cu	Ag	Gold*	Copper	NSR**
(Cdn$/t NSR)	(Mt)	(g/t)	(%)	(g/t)	(Mozs)	(Mlbs)	(Cdn$/t)
$15	136.5	0.56	0.29%	2.10	2.61	860.6	$24.96
$13	162.8	0.51	0.27%	1.99	2.87	964.8	$23.19
All blocks	185.0	0.48	0.25%	1.88	3.04	1032.9	$21.72

Inferred
Cut-Off	Tonnes	Au	Cu	Ag	Gold*	Copper	NSR**
(Cdn$/t NSR)	(Mt)	(g/t)	(%)	(g/t)	(Mozs)	(Mlbs)	(Cdn$/t)
$15	6.0	0.42	0.22%	1.65	0.09	29.6	$19.07
$13	7.8	0.39	0.21%	1.57	0.10	36.6	$17.96
All blocks	10.2	0.35	0.20%	1.43	0.12	43.7	$16.25

Note: Base case in bold
* Includes silver contribution at 55 ounces of silver to one ounce of gold.
** NSR or in-situ recovered value assumes metallurgical recoveries of 90% for copper and 68% for gold and an exchange rate of 1.00.

Mine Design, Production Facility and Infrastructure

The mine design prepared for the Preliminary Assessment outlines an 8.0 Mt per annum (approximately 24,000 tonnes per day (“tpd”)), highly automated, trackless, block caving operation similar to block caving operations in Australia, Indonesia and South Africa.

The Kemess Underground deposit is located at a depth of 300 m - 550 m below surface. The mine design envisions ore from drawpoints being transferred to ore passes using electric powered scoops.  Diesel powered trucks operating on a transfer level below the extraction level will transfer ore to a primary crusher.  Crushed ore will then be conveyed out of the mine to the surface portal (adit) in a single 3.4 km run and then transferred to a 4.7 km overland conveyor system, leading to the existing Kemess mill infrastructure (see Figure 1).

Ore from the Kemess Underground deposit will be processed through the existing mill at a nominal rate of 24,000 tpd. The grinding circuit consists of a semi-autogenous grinding (“SAG”) mill and a ball mill in combination. The finely ground ore from the milling circuit will pass to the existing flotation, regrind and concentrate handling circuits.  The final product will be a gold-copper concentrate containing 22% copper and approximately one ounce per tonne gold, which will be sold to copper smelters in North America or Asia. Only minimal modifications and upgrades to the existing Kemess South mill are expected to enable efficient processing of ore from the Kemess Underground Project.

Preliminary metallurgical test work, combined with historical results from a previous Feasibility Study, support gold and copper recoveries of 72% and 91%, respectively, over the mine-life.

Tailings will be stored in the existing Kemess South open pit, which has already been permitted for tailings storage and was used for this purpose towards the end of the Kemess South mine life.

Existing surface facilities will be used to support the Kemess Underground mine. Current facilities include offices, a 400-person accommodation camp and maintenance facilities.

The Kemess mill and infrastructure facilities are currently on care and maintenance, in anticipation of a production decision for the Kemess Underground Project.

Figure 1: Underground Mine Design Schematic

Kemess Underground
8 Mtpa block cave
(300 – 550 m below surface)
Ventilation
(red = return)
(blue = intake)
Columns
(160m – 400m in height)
Heading south:
Conveyor to surface portal (adit). Ore then transferred to Kemess South concentrator
Ventilation
Ore transfer level (trucks transfer ore to primary crusher)

Capital Costs

Initial pre-production capital costs are estimated to be $437 million, most of which will be dedicated to mine development and mine equipment, including mobile equipment, crushers and conveyors. An additional $286 million is estimated as sustaining capital, two-thirds of which are associated with mine development. Table 2 below contains a summary of the economics of the Preliminary Assessment:

Table 2: Summary of Economic Parameters

Item	Unit	Value
Gold price Copper price Silver price	US$ per ounce US$ per pound US$ per ounce	$1,100 $2.80 $20.00
Foreign exchange rates	US$/Cdn$	1.00
Income tax rate - Federal - Provincial	%	15 12
Initial Capital - Mine Development	US$ millions	204
- Mine Equipment		108
- Mill Modifications		6
- EPCM		9
- Indirect Costs		72
- Contingency		37
Total Initial Capital	US$ millions	$ 437
Sustaining Capital	US$ millions	$286
Item	Unit	Value
Average mining cost	US$ per tonne milled	4.85
Processing cost		5.31
General and Administration Total		3.11 $ 13.27
Processing Recovery - Gold - Copper	%	72 91

Environment and Permitting

As the Kemess Mine already has in place many of the permits required for the Kemess Underground Project, permitting is expected to be straightforward. The additional surface footprint associated with the Kemess Underground development will be small relative to the existing Kemess South Mine footprint and will consist of a connecting access road, a portal entrance to the underground mine and a zone of subsidence at surface above the block cave area.  All other infrastructure is in place and has been put on care and maintenance in anticipation of future use with the underground mine.

Mill tailings will be impounded in the existing Kemess South open pit that is permitted for tailings disposal and was already used for this purpose toward the end of the Kemess South mine-life. The small amount of waste rock that will be generated from the development of the underground mine will be dealt with in a manner consistent with existing Kemess South waste rock strategies.

Northgate expects to submit a project description to the responsible British Columbia regulatory agencies in Q3-2011 who will determine the appropriate permitting / environmental assessment path. Based on our initial feedback and current permits, it is anticipated that the permitting process will remain within provincial jurisdiction.

Existing environmental studies for Kemess South will be continued and modified as required; the process will also utilize the extensive baseline data collected for the Kemess North environmental impact assessment submission. In addition, Northgate has initiated discussions with First Nations with respect to additional wildlife and socio-economic studies that are of special interest to their communities.

Northgate discussions with the Tse Keh Nay (“TKN” a group of three First Nations in whose asserted traditional territory the Kemess project is located) are well advanced and proceeding in a positive tone. Over the last several months, Northgate has engaged in a number of meetings and have arranged site visits (and are ongoing) with both the TKN leadership and members of the community. In addition, there has been information sharing sessions with other potentially affected First Nations. Northgate has given the First Nations our assurance that this project will not impact Amazay Lake (an issue that was divisive when the Kemess North Open Pit was being reviewed by the Federal Panel in 2006). Northgate is also supporting the TKN in their discussions with the BC government with respect to revenue sharing of the BC Mineral Tax, as has already been negotiated with two other new projects in the province.

Feasibility Study

Based on the results of this Preliminary Assessment, Northgate will now commence a full Feasibility Study, which will incorporate any identified project enhancements (i.e. mining rate, metallurgical recoveries and project cost optimization).  It is expected that the Feasibility Study will be completed over the next year.

* * * * * *

Conference Call and Webcast Friday, August 5, 2011

Northgate will be hosting a live conference call and webcast discussing our second quarter financial results on August 5, 2011, at 10:00 am Toronto time. We will also be discussing the results of the Kemess Underground Preliminary Assessment. You may participate in our conference call by calling 647-427-7450 or toll free in North America at 1-888-231-8191.

A live audio webcast and presentation package will be available on Northgate’s homepage at www.northgateminerals.com.

* * * * * *
Qualified Persons

Carl Edmunds, PGeo, Northgate’s Exploration Manager, Northgate Minerals Corporation, is the Qualified Person responsible for reviewing and approving the press release.

Mike Thomas, MAusIMM CP, Director and Principal Mining Consultant, AMC, is the Qualified Person responsible for supervising the preparation of the Preliminary Assessment including the cost estimates and financial analysis.

Ken Major, PEng (BC), Consultant Metallurgist, KWM Consulting Inc., is the Qualified Person responsible for supervising the preparation of metallurgical and processing estimates.

* * * * * *

Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia.  Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.

Cautionary Note Regarding Forward-Looking Statements and Information:
This Northgate press release contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might”, “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimate reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2010 or under the heading “Risks and Uncertainties” in Northgate’s 2010 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:
The Corporation prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Corporation uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the Corporation’s public filings which have been filed with securities commissions or similar authorities in Canada).

For further information, please contact:
Ms. Keren R. Yun, Director, Investor Relations
Tel: 416-216-2781  Email: ngx@northgateminerals.com  Website: www.northgateminerals.com